UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

FORM 11-K

__________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-38736

___________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WestRock Company 401(k) Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTROCK COMPANY

1000 Abernathy Road NE,

Atlanta, GA 30328

WestRock Company 401(k) Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Westrock Company 401(k) and Retirement Plans

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the WestRock Company 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2018.

Atlanta, Georgia

June 29, 2021

WestRock Company 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments:
Investment in WestRock Company 401(k) Retirement Savings Plan Trust (Note 3)	$4,231,394,196	$3,820,132,889
Self Directed Brokerage Accounts	—	1,732,886
Total investments	4,231,394,196	3,821,865,775
Receivables:
Participant contributions	4,717,513	—
Employer contributions	43,687,609	40,738,191
Notes receivable from participants	88,611,491	93,412,337
Total receivables	137,016,613	134,150,528
Net assets available for benefits	$4,368,410,809	$3,956,016,303

See accompanying notes to financial statements.

WestRock Company 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020
Additions to net assets attributed to:
Plan interest in WestRock Company 401(k) Retirement Savings Plan Trust investment income	$576,834,852
Interest income on notes receivables from participants	4,992,095
Contributions:
Participants	178,827,268
Employer	135,148,835
Rollovers	14,140,127
Total contributions	328,116,230
Total additions	909,943,177
Deductions from net assets attributed to:
Benefits paid to participants	491,615,270
Other	68,755
Administrative expenses	2,783,138
Total deductions	494,467,163
Net increase prior to transfers	415,476,014
Transfers in	83,716
Transfers out	(3,165,224)
Net assets available for benefits:
Beginning of year	3,956,016,303
End of year	$4,368,410,809

See accompanying notes to financial statements.

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

1.	Description of Plan

The following description of the WestRock Company 401(k) Retirement Savings Plan (the “WestRock Plan” or the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of the WestRock Company (the “Company”) and its wholly owned subsidiaries who meet eligibility requirements. The Plan became effective on October 1, 1997 and has since been amended. Effective January 1, 2016, the Plan was formally restated and its name changed to the WestRock Company 401(k) Retirement Savings Plan. Accordingly, the Company assumed sponsorship of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Administrative Committee oversees governance of the Plan. The Plan’s Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Plan’s Administrative Committee.

Effective July 1, 2020, the Plan added the WestRock Company Stock Fund to the investment options.  This fund is primarily invested in shares of WestRock common stock and includes a money market fund for liquidity.  Employer matching contributions and any additional contributions that the Company elects to make in the form of WestRock common stock will be initially invested in the Stock Fund and participants may transfer to other investment options.  Participants may also elect to invest their own contributions in the Stock Fund.  Participant contributions to the Stock Fund are limited to a 20% allocation for future employee contributions and participants may no longer transfer existing account balances to the Stock Fund at any time if the Stock Fund exceeds 20% or more of their total account balance.

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020.  Effective April 3, 2020, the Plan adopted the applicable provisions of the CARES Act, specifically, allowing CARES Act related distributions and loan deferments throughout the remainder of 2020. The CARES Act allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021.

The following transfers occurred during 2020:

Plan Name	Transfers in
WestRock Company 401(k) Provisional Retirement Savings Plan	$838
RTS Packaging, LLC 401(k) Retirement Savings Plan	82,878
Total	$83,716

Plan Name	Transfers out
WestRock Company 401(k) Provisional Retirement Savings Plan	$42,457
RTS Packaging, LLC 401(k) Retirement Savings Plan	1,195,854
Brook & Whittle Limited Section 401(k) Profit Sharing Plan	1,926,913
Total	$3,165,224

Administration

Great-West Trust Company, LLC (“Great-West”) is the trustee and custodian of the Plan, and Great-West Life & Annuity Insurance Company (“Empower”) is the Plan’s recordkeeper who maintained individual accounts reflecting each participant’s respective interest in the value of the Plan’s net assets.

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

Certain administrative functions are performed by employees of the Company.  These employees did not receive compensation from the Plan.

The WestRock Master Trust (“Master Trust”) holds investments on behalf of the Plan, the RTS Packaging, LLC 401(k) Retirement Savings Plan, and the WestRock Company 401(k) Provisional Retirement Savings Plan.

Eligibility

Employees are eligible to participate in the Plan after completing a minimum service period of one month, and temporary employees are eligible to participate after one year of service. Collectively bargained employees, as defined by the Plan, are generally eligible to participate after having completed a minimum service period of ninety days, subject to certain exclusions stated in the Plan document. An employee’s service with a predecessor employer acquired by or merged with the Company or service with RTS Packaging Services, LLC, will be taken into account for the purposes of determining an employee’s eligibility to participate in the Plan.

Contributions

Once eligible, certain participants are automatically enrolled in the Plan with a deferral percentage of 3 percent of eligible compensation unless the participant 1) elects not to participate in the Plan or 2) elects a different deferral percentage. Subsequently, the deferral percentage for automatically enrolled participants is automatically increased 1 percent annually up to a maximum deferral percentage of 10 percent, unless the participant 1) elects not to participate in the automatic increase or 2) elects a different deferral percentage maximum.

Outside of the automatic enrollment process, participants may make before-tax or Roth contributions between a minimum of 1% and a maximum of 75 percent of eligible compensation, as defined by the Plan, to the Plan through salary deferrals, subject to certain maximum limitations under the Internal Revenue Code (“IRC”).  Participants who have or will attain age 50 on or before the end of the year are eligible to make catch-up contributions to the Plan.  Employees can request to make a rollover contribution to the Plan before meeting the participation requirement of the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.

For each pay period that a participant makes contributions to the Plan, the Company makes a matching contribution.  Matching provisions for participants are 100 percent of the participant’s contribution up to 5 percent of eligible compensation for such pay period. In addition, for all pension ineligible participants who are employed on the last day of the Plan year, an additional company contribution will be made in the amount of 2.5 percent of the participant’s eligible compensation for the Plan year. The additional company contribution totaled $39,151,795 for the year ended December 31,2020. Matching contributions for participants that are part of a collectively bargained agreement are in accordance with the respective contract with each bargaining unit.  Company matching contributions range from 0 percent to 100 percent of the participant’s contribution, based on the participant’s union affiliation, for each pay period, up to a maximum of 6% of eligible compensation.

The Company intends to discontinue funding the employer match in Company Stock effective October 4, 2021.

Participant Accounts

Each participant’s account is credited with (i) the participant’s 401(k) contribution, (ii) the Company’s contribution, and (iii) the participant’s account earnings. Each participant’s account is charged with (i) withdrawals and (ii) an allocation of administrative expenses.  The benefit to which a participant is entitled is the participant’s vested account balance.

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

Investment Options

All investments, as well as the underlying investments of custom funds, are held in the Master Trust as of December 31, 2020 and 2019.

Vesting

Participants vest immediately in their voluntary contributions and actual earnings thereon. All participants who are not collectively bargained participants vest immediately in matching contributions made by the Company for plan years beginning on or after January 1, 2016. Vesting in the Company’s matching contributions for collectively bargained participants, profit sharing contributions, additional contributions, and earnings is based on years of service. Generally, a participant’s account is fully vested after three years of credited service or other events, as defined by the Plan.  Certain participant accounts transferred into the Plan from merged plans vest over periods exceeding three years.

Forfeitures

Forfeitures of non-vested benefits are used to pay general administrative expenses of the Plan, restore account balances for re-employed employees, and/or, to offset Company matching contributions.  Forfeitures of $1,366,470 and $1,160,378 were used to offset Company contributions by the Plan for the years ended December 31, 2020 and 2019, respectively.  Forfeitures of $1,586,468 and $1,335,930 were available for future use at December 31, 2020 and 2019, respectively.

Withdrawals and Payments of Benefits

Participants can elect to receive payment of their vested account balance as soon as practicable after employment is terminated or after becoming disabled. Participants may have their account paid directly to them net of appropriate taxes and penalties (as applicable) or transferred in a direct rollover to another qualified plan or individual retirement account without taxes or penalties. Participants who have attained the age of 70½ receive distributions in accordance with the Internal Revenue Service (“IRS”) minimum required distribution rules.

In general, the Plan also provides for withdrawals by a participant from his or her contribution account prior to retirement either upon the attainment of age 59½, disability, a hardship withdrawal, a rollover withdrawal, or upon termination of the Plan without establishment of a successor plan.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. The loan interest rate, determined quarterly, is set at 1 percent above the prime rate, as defined. Principal and interest are paid ratably through monthly payroll deductions.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

Accounting Pronouncement Adopted

In February 2017, the FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting. It is effective for fiscal years beginning after December 15, 2018. The amendments require reporting entities to report a plan’s interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively. Additionally, the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances, must be disclosed. Lastly, investments measured at fair value must be disaggregated by general type of investment. The Plan adopted this guidance effective January 1, 2019 and applied it retrospectively.

Effective January 1, 2020, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosure requirements and adds additional requirements to improve the usefulness of the fair value measurement disclosure for financial statement users. Certain amendments of ASU 2018-13 are required to be applied prospectively for the first interim period of the initial year of adoption. However, the modifications and removal of certain information needs to be applied retrospectively. The adoption of this Update did not have a significant impact on the Plan’s related disclosures as reflected in Note 3 of this Annual Report on Form 11-K.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  The Plan Sponsor determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Loans to participants are reported at their unpaid principal balances, plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

Administrative Expenses

Certain administrative expenses are paid by the Plan, as allowed by the Plan document. Recordkeeping, investment advisory, and custodial fees are paid by plan participants and all other expenses are paid by the Plan Sponsor.

Investment and advisory management fees related to the stable value common/collective trust and the custom funds are paid from the assets of the Master Trust on a quarterly basis.  Such fees are recorded as a deduction from the Master Trust’s net assets.

Payment of Benefits

Benefit payments are recorded upon distribution.

3.	Interest in WestRock Company 401(k) Retirement Savings Plan

Effective January 1, 2016, the Plan entered into the WestRock Company 401(k) Retirement Savings Plan Trust agreement with Great-West who became the custodian of the Master Trust’s investments and the Plan’s Trustee. The value of the Plan’s share of net assets is presented as a single asset and the net investment experience in the Master Trust is presented as a single addition to or deduction from net assets in the accompanying financial statements.

The Master Trust’s net assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the net assets assigned to each plan, income and expenses resulting from the collective investment of the net assets of the Master Trust.

The Plan does not have an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options.

The Plan interest in the net assets of the Master Trust at December 31, 2020 and 2019 was approximately 98.5% and 98.7%, respectively.

The following table summarizes the net assets of the Plan and Master Trust as of December 31, 2020 and 2019:

	December 31,2020		December 31,2019
	Master Trust	Plan's interest in	Master Trust	Plan's interest in
	Balances	Master Trust	Balances	Master Trust
Investments at fair value:
Mutual funds	$79,293,901	$78,352,423	$185,738,555	$184,545,588
Money market funds	4,148,035	4,110,130	3,555,023	3,521,127
Common/collective trusts	3,713,440,405	3,657,299,341	3,265,697,425	3,219,065,038
Common stock of WestRock Company	61,293,679	61,293,679	—	—
Common stocks and ADRs	435,509,542	430,338,623	416,865,434	413,001,136
Master Trust Net assets	$4,293,685,562	$4,231,394,196	$3,871,856,437	$3,820,132,889

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

Investment income for the Master Trust was as follows:

Year Ended December 31, 2020
Master Trust investment income:
Interest and dividends	$322,356
Net appreciation in fair value of investments	584,981,673
Total Master Trust investment income	$585,304,029

4.	Fair Value Measurements

The FASB has established a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  There have been no changes in the valuation methodologies used at December 31, 2020 and 2019.

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2020 and 2019:

	December 31,2020
	Level 1	Total
Assets:
Mutual funds(a)	$79,293,901	$79,293,901
Common stock of WestRock Company(b)	61,293,679	61,293,679
Common stocks(c)	435,509,542	435,509,542
Money market funds (d)	4,148,035	4,148,035
Total	$580,245,157	$580,245,157
Investment measured at NAV-collective trusts(e)		3,713,440,405
Total assets at fair value		$4,293,685,562

	December 31, 2019
	Level 1	Total
Assets:
Mutual funds(a)	$185,738,555	$185,738,555
Common stock of WestRock Company(b)	—	—
Common stocks(c)	416,865,434	416,865,434
Money market funds (d)	3,555,023	3,555,023
Total	$606,159,012	$606,159,012
Investment measured at NAV-collective trusts(e)		3,265,697,425
Total assets at fair value		$3,871,856,437

(a)Mutual funds are valued using the Net Asset Value (“NAV”) of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

(b)Unitized stock funds consist of shares of the Company’s stock as well as a nominal cash balance and are valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments.

(c)Common stocks and American depository receipts are valued using a quoted price in an active market and classified within level 1 of the valuation hierarchy.

(d)Money market funds are stated at cost plus accrued interest with approximates fair value.

(e)Valued using the NAV of the fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There were no unfunded commitments on these funds as of December 31, 2020 and 2019. Further, these collective trust funds are DFE filers.

The Master Trust invests in a stable value collective trust fund (the “stable value fund”) managed by Galliard Capital Management (“GCM”). The stable value fund is comprised primarily of fully‑benefit responsive synthetic investment contracts and is valued at net asset value.  The net asset value is used as a practical expedient to estimate fair value.  Participant transactions (purchases and sales) are recorded at the net asset value and may occur daily. If the Plan initiates a full redemption of the stable value fund, GCM reserves the right to acquire 12 months’ notification to ensure the securities liquidations will be carried out in an orderly business manner. The balance of the stable value fund was $400,051,211 and $335,378,194 at December 31, 2020 and 2019, respectively.

WestRock Company 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31,2020

5.	Income Tax Status

The Plan has received a determination letter from the IRS dated June 29, 2017, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and Plan’s tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by the trustee. Transactions involving these investments qualify as party-in-interest transactions. In addition, the trustee receives investment management fees related to these funds prior to any funds being allocated to investment earnings or losses. Party-in-interest transactions also include loans made to participants.

The Plan invests in the common stock of the Company through a common stock fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2020, the Plan received $322,173 in common stock dividends from the Company.

7.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their account balances, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

8.	Risks and Uncertainties

The Plan invests in various investment securities, including those held by the Master Trust.  Investment securities are exposed to various risks, such as interest rate, market, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

The effects of the novel strain of coronavirus (“COVID-19”) pandemic and the related actions by governments around the world to attempt to contain the spread of the virus have impacted economies and global financial markets. Due to the COVID-19 pandemic, the value of the Plan’s investments has been subject to significant volatility.  As a result of the uncertainties surrounding COVID-19, the impact on the Plan’s liquidity cannot be reasonably estimated at this time.

Supplemental Schedule

WestRock Company 401(k) Retirement Savings Plan

Schedule H, line 4i–Schedule of Assets (Held at End of Year)–December 31, 2020

EIN/PN: 62-0342590/018

Party- in- interest	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Notes Receivable from Participants	Loans with interest rates of 3.25 to 10.75 percent	—	$88,611,491
	Total			$88,611,491
* Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WestRock Company 401(k) Retirement Savings Plan

	By:	/s/ Robert B. McIntosh
Date: June 29, 2021	Name:	Robert B. McIntosh
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP.